Exhibit 99.1

Lifezone Metals Completes Business Combination with GoGreen, Creates First Pure-Play NYSE Publicly Traded Nickel Resource and Cleaner Technology Company

●	Lifezone Metals’ ordinary shares and warrants expected to begin trading on the NYSE under the ticker symbols “LZM” and “LZMW”, respectively, at the opening of trading today

●	Gross proceeds to Lifezone Metals of approximately $86.6 million, including approximately $70.2 million from PIPE investors and approximately $16.4 million of cash held in trust net of redemptions

●	Strong bilateral support for Lifezone Metals from the U.S. and Tanzanian governments, supporting Tanzania’s importance as a key emerging supplier of critical minerals

July 6, 2023, 9:00AM Eastern Standard Time

New York (United States) – Lifezone Metals Limited (“Lifezone Metals” or the “Company”) (NYSE: LZM), a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling, is pleased to announce that on July 6, 2023, Lifezone Holdings Limited (“LHL”) completed the previously announced business combination (the “Business Combination”) with GoGreen Investments Corporation (“GoGreen”), formerly a blank check company listed on the New York Stock Exchange (“NYSE”). Lifezone Metals’ ordinary shares and warrants are expected to begin trading on the NYSE under the ticker symbols “LZM” and “LZMW”, respectively, at the opening of trading today.

The Business Combination was implemented through a newly created holding company, Lifezone Metals. Upon completion of the Business Combination, GoGreen merged into a wholly-owned subsidiary of Lifezone Metals, after which GoGreen ceased to exist and the shareholders of GoGreen received shares in Lifezone Metals, and LHL was acquired by Lifezone Metals, after which LHL became an operating wholly-owned subsidiary of Lifezone Metals and the shareholders of LHL received shares in Lifezone Metals. The completion of the Business Combination establishes the first pure-play nickel resource and cleaner technology company listed on the NYSE.

The Company received gross proceeds from the transaction of approximately $86.6 million, including approximately $70.2 million in aggregate from a private investment in public equity (“PIPE”) and the receipt of approximately $16.4 million of cash from GoGreen’s trust account, net of redemptions. These proceeds are in addition to the previously announced investments by BHP Billiton (UK) DDS Limited (“BHP”) of $90 million into Kabanga Nickel Limited (“KNL”), the owner of the Kabanga project in North-West Tanzania (the “Kabanga Project”), and of $10 million into Lifezone Limited, both which are subsidiaries of the Company.

Keith Liddell, Chairman of Lifezone Metals, said: “Today is a momentous occasion in the corporate evolution of Lifezone Metals and one we are immensely proud of. For nearly 30 years, Lifezone Metals’ CTO Dr. Mike Adams and I have been developing and improving our Hydromet Technology as a cleaner, lower cost, and more efficient alternative to smelting in the metals extraction process.”

Chris Showalter, Chief Executive Officer of Lifezone Metals, continued: “With the electrification of transportation inflecting and the demands to decarbonize our economies broadly intensifying, we believe Lifezone Metals stands to be a critical enabler of ensuring that in the process of attempting to create a greener tomorrow through the replacement of internal combustion engine vehicles with electric vehicles (EVs), the automotive industry isn’t offsetting these gains through a significant ramp-up in the toxic emissions derived from smelting in the EV battery supply chain.

We are excited to take on our mission to build long-term value for our shareholders in the public markets by delivering on our milestones as we plan to bring our bellwether Kabanga Project to commercialization, and as we plan to deploy our Hydromet Technology to unlock the value of other stranded assets and decarbonize the secondary supply chain.”

John Dowd, CEO of GoGreen, said: “On behalf of the entire GoGreen team, we congratulate Lifezone Metals on achieving this tremendous milestone. We believe Lifezone Metals’ unique winning value proposition is underpinned by an unfolding generational push towards decarbonization – and we believe this foundation is strengthened on its new public platform.

We believe the company’s Hydromet Technology is a game changer in unlocking value from stranded assets in a cleaner and more responsible way. The Company’s high-quality, low-cost nickel sulphide Kabanga Project in Tanzania will showcase the value of this technology, and positions the Company well to be an early provider of critical cleaner metals for automotive OEMs as they progress along their electrification journeys.”

Lifezone Metals Overview

With growth in EVs accelerating, meeting the demands of metals required for EV batteries will require significant growth in the metals supply chain and especially nickel, which is estimated to represent up to 80%1 of active lithium-ion battery materials. At the same, automakers are increasingly focused on decarbonizing the supply chain, driven by consumer demand and regulatory targets, which includes the upstream environmental footprint of battery materials.

Lifezone Metals’ flagship Kabanga Project in North-West Tanzania is estimated to be one of the largest and highest quality undeveloped nickel sulphide deposits in the world, and industry estimates suggest that it sits in the first quartile of both the cost and carbon curves2. These favourable characteristics are enabled by the Company’s proprietary Hydromet processing technology, which is a lower-energy intensity, significantly less carbon intensive, and lower cost alternative to smelting. Smelting, the traditional method of metals extraction, is estimated to contribute up to 7% of global greenhouse gas emissions3. For the Kabanga Project, the Hydromet Technology is estimated to reduce carbon dioxide emissions by up to 73%4 5 compared to traditional smelting and is free of sulfur dioxide. More broadly, the Company’s Hydromet Technology can potentially reduce capital and operating costs by up to 79% and 41%, respectively6. We believe Lifezone Metals’ use of its Hydromet Technology, including via licensing, will be valuable well beyond the Kabanga Project, including for the development of other critical metals deposits and as a cleaner alternative to smelting for the metals recycling industry.

Kabanga Project Overview

The Kabanga Project is an exploration-stage project. According to the mineral resource estimate7 the Company has an attributable tonnage portion of approximately 44 million tons at an average in-situ nickel grade of 2.61%, plus 0.35% copper and 0.19% cobalt. Once operational, it is contemplated that the Kabanga mine and its proposed associated hydromet refinery at Kahama will produce refined high-grade nickel, LME Grade A copper cathode, and cobalt. In January 2021, Lifezone Metals’ subsidiary, KNL, entered into a framework agreement with the Government of Tanzania setting out, among other things, the arrangement in relation to the conduct of future mining operations for the Kabanga Project. In April 2021, KNL acquired the intellectual property rights and the existing assets to the Kabanga Project, and in October 2021, the Government of Tanzania issued a special mining license (“SML”) to KNL’s subsidiary. The various previous owners of the Kabanga Project cumulatively conducted drilling of 587 kilometers through 1,404 drillholes and cumulatively spent approximately $293 million on drilling and studies. The Company believes this provides a deep understanding of the potential value of the asset that the Hydromet Technology can unlock in a potentially more economic and environmentally friendly way.

[1]	Nickel Institute, 2022. Percentages relate to mass of active materials in Nickel Manganese Cobalt lithium-Ion batteries.
[2]	Bespoke Nickel Market Outlook for Lifezone, a product of Wood Mackenzie, August 2022.
[3]	GHG attributable to total global smelting according to Forbes.
[4]	Nickel Class 1 downstream processing CO2 eq. emissions baseline from 2020 Nickel Institute LCA. Estimated Kabanga refinery expected emissions from internal Company analysis.
[5]	Expected reductions are lower for platinum group metals (“PGMs”), as they utilize a more complicated flowsheet and are more energy intensive. For example, a study from EY Cova (an independent South African National Accreditation System accredited energy Measurement and Verification inspection body) found 46% lower emissions utilizing Lifezone Metals’ hydromet technology compared to traditional smelting and refining (EY Cova studied PGM metals at the originally proposed 110 ktpa concentrate feed rate refinery at the Sedibelo plant site in South Africa under the then-applicable conditions in 2020 and assuming reagents not manufactured on-site; actual results could differ). Results will vary for specific PGM projects.
[6]	Internal data from independent study commissioned by Lifezone – SFA (Oxford) Ltd, 2018. Figures presented based on study extracting PGM metals. This example compares a 110 kt/a PGM refining plant which relates to the potential refinery at Pilanesberg Platinum Mine in South Africa which would utilize the Kell process technology and an average South African PGM refinery of the same capacity using conventional pyrometallurgical processes. Operating cost assumption is US$ per 4E OZ; 4E includes platinum, palladium, rhodium and gold.
[7]	Kabanga 2023 Mineral Resource Technical Report Summary prepared by Raymond Kohlsmith, BSc (Hons.) (Geol) 1980, P.Geo (1044) PGO Canada with an effective date of February 15, 2023.

With the support of global leading resources company, BHP, including its aggregate investments of $100 million, Lifezone Metals believes it is well on its way to unlocking the world class Kabanga asset. The Company is at present making good progress on early site works, environmental planning, further SML exploration and feasibility studies towards its goal of achieving first ore in 2026.

Recent Updates

LHL and GoGreen announced their entry into the Business Combination on December 13, 2022. Since then, LHL has made notable progress across various operational, technical and commercial fronts, including:

●	Welcoming United States Vice President Kamala Harris on her visit to Tanzania in March 2023, a key development in the growing strategic relationship between the two nations and a recognition of Tanzania’s importance as a key emerging supplier of critical minerals.

●	Commencing an off-take marketing process with respect to the nickel, copper and cobalt from the Kabanga Project.

●	Five drill rigs focusing on resource definition drilling to support the definitive feasibility study mining plan; critical path activities as part of early works including road construction and airstrip and preparing tender packages to the mining commission’s approved shortlisted tenderers.

●	Progressing towards resettlement action plan finalisation; Chief Valuer sign-off on compensation schedules; preparing workstreams and resources for implementation.

●	Entering into a non-binding Memorandum of Understanding with a global PGM customer to collaborate on a commercial scale platinum group metal recycling facility using Hydromet Technology.

●	Strengthening the Company’s leadership bench through the hiring of Gerick Mouton as Chief Operating Officer and Ingo Hofmaier as Chief Financial Officer. Mr. Mouton has an extensive track record in strategic mining and mineral processing development, while Mr. Hofmaier brings extensive global corporate finance and public company experience in commodities.

Advisors

RBC Capital Markets acted as exclusive financial adviser to LHL. Cravath, Swaine & Moore LLP served as US legal counsel to LHL and Travers Smith LLP served as UK legal counsel to LHL. Mayer Brown LLP acted as legal counsel to RBC Capital Markets. BTIG, LLC and SCP Resource Finance LP acted as placement agents for the PIPE financing. SCP Resource Finance LP also acted as the financial and capital markets advisor to GoGreen. Latham & Watkins LLP served as counsel to GoGreen. Skadden, Arps, Slate, Meagher & Flom (UK) LLP acted as legal counsel to the placement agents.

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Contacts

Lifezone Metals Natasha Liddell Chief Sustainability & Communications Officer info@lifezonemetals.com	Investor Relations ICR, Inc. 646-200-8879 LifezoneMetalsIR@icrinc.com
Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com GoGreen Investments John Dowd Chief Executive Officer john@gogreeninvestments.com	US Media Enquiries Bronwyn Wallace H+K Strategies +1 (713) 724 3627 Bronwyn.Wallace@hkstrategies.com

About Lifezone Metals

Lifezone Metals (NYSE: LZM) is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Our mission is to provide commercial access to proprietary technology and cleaner metals production through a scalable platform underpinned by our tailored hydromet technology. This technology has the potential to be a cleaner and lower cost alternative to smelting, allowing us to responsibly and cost-effectively provide cleaner metals.

By pairing the Kabanga Project in Tanzania, which we believe is one of the largest and highest-grade undeveloped nickel sulphide deposits in the world, with our proprietary Hydromet Technology, we will work to unlock the value of a key new source of supply to global battery metals markets. We have a long-standing partnership with BHP on the Kabanga Project, with BHP having invested USD100 million, as we work to empower Tanzania to achieve full value creation in-country and become the next premier source of nickel.

www.lifezonemetals.com

Business Combination with GoGreen

Lifezone Metals announced on December 13, 2022 a business combination agreement with GoGreen Investments Corporation (NYSE: GOGN). The business combination closed on July 6, 2023.

About GoGreen

GoGreen Investments Corporation was a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. GoGreen was led by Chief Executive Officer John Dowd.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination between GoGreen and LHL, the estimated or anticipated future results and benefits of the combined company, future opportunities for the combined company, including the efficacy of Lifezone Metals’ hydromet technology and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the outcome of any legal proceedings that may be instituted against the Lifezone Metals in connection with the business combination; failure to realize the anticipated benefits of the business combination, including difficulty in integrating the businesses of LHL and GoGreen; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the hydromet technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga Project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the hydromet technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the hydromet technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ hydromet technology. Accordingly, Lifezone Metals’ hydromet technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

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